Exhibit 99.7

EASTERN INSURANCE HOLDINGS, INC.

2008 AGENCY STOCK PURCHASE PLAN

TERMINATION NOTICE

Eastern Insurance Holdings, Inc. (“EIHI”), hereby notifies you that EIHI is exercising its explicitly reserved right to terminate the Eastern Insurance Holdings, Inc. 2008 Agency Stock Purchase Plan (“ASPP”) as of the             day of             , 20    . This Termination Notice explains your rights and explains EIHI’s right of first refusal to repurchase the shares of EIHI common stock held in your participant account.

Participant Rights

As a participant in the ASPP, you have a participant account maintained by EIHI in which you may have cash, shares of EIHI common stock, or both. You are entitled to have the assets in your participant account distributed within fourteen (14) days following the last day of the calendar quarter in which the ASPP is terminated. As discussed below, EIHI has an absolute right of first refusal to repurchase any shares you may have in your participant account. You may not request to have the shares held in your participant account certificated and distributed. You may receive cash in lieu of all or a portion of the shares of EIHI common stock held in your participant account.

EIHI Rights and Obligations

EIHI has a right of first refusal to repurchase shares held in participants’ accounts. EIHI may purchase all or a portion of the shares of EIHI common stock held in each participant’s account. EIHI is bound by the following with respect to its right of first refusal.

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Shares of EIHI common stock being repurchased must be valued at the greater of the stock’s price per share on (i) the last day of the calendar quarter immediately preceding the calendar quarter in which the ASPP is terminated, or (ii) the date the ASPP is terminated.

•	EIHI must remit payment to participants within fourteen (14) days following the last day of the calendar quarter in which the ASPP is terminated.

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Any shares of EIHI common stock which EIHI does not repurchase must be certificated and distributed to participants within fourteen (14) days following the last day of the calendar quarter in which the ASPP is terminated.

Additional Information

If you have any questions as to your participant rights, please review the ASPP and the Summary of Rules and Procedures which were provided with your Eligibility Notice. If you have any questions after reviewing the ASPP and the Summary of Rules and Procedures, please contact the following EIHI representative:

EIHI Representative:	Kevin M. Shook
Fax Number:	(717) 396-7095
E-mail:	kshook@eains.com
Address:	Eastern Insurance Holdings, Inc.
Attn: Kevin M. Shook
25 Race Avenue
Lancaster, PA 17603-3179